

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 16, 2024

Harrison Gross
Chief Executive Officer
Innovative Eyewear Inc
11900 Biscayne Blvd
Suite 630
North Miami, Florida 33181

> **Re: Innovative Eyewear Inc**
> **Registration Statement on Form S-3**
> **Filed February 7, 2024**
> **File No. 333-276938**

Dear Harrison Gross:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Robert Augustin at 202-551-8483 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services